

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via Email
Nadir Ali
Chief Executive Officer
Sysorex Global Holdings Corp.
3375 Scott Blvd., Suite 440
Santa Clara, CA 95054

>   **Re: Sysorex Global Holdings Corp.**
>   **Registration Statement on Form S-1**
>   **Filed August 12, 2013**
>   **File No. 333-190574**

Dear Mr. Ali:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;
- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
- State your election under Section 107(b) of the JOBS Act:
  - If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. In addition to the above, consider describing the extent to which any of these exemptions under the JOBS Act are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. It appears that you will be conducting this offering in reliance on Rule 415. Please ensure that the appropriate box is checked on the cover page of the registration statement.

5. We note that you are registering for resale 6,888,233 shares of common stock, a significant portion of which are held by related parties. Additionally, it appears that the company has an economic interest in the outcome of the offering as a result of the "Guaranteed Amount" provisions of the Asset Purchase and Merger Agreement entered into in connection with the acquisition of Lilien Systems. As a result, it appears that this offering by certain of the selling shareholders may be an offering by or on behalf of the company. Please provide a detailed legal analysis to explain why this offering should be appropriately characterized as a secondary offering under Rule 415. For further guidance, refer to Question 612.09 under the Division's Compliance and Disclosure Interpretations for the Securities Act Rules.

6. Please supplementally provide us with documentation supporting any factual assertions in your prospectus, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. For example, we note the following statements:

- "The U.S. government spends approximately $80 billion in IT spending annually and this spending will continue although at a 3% compound annual growth rate (CAGR), compared with 6% historically in the first decade of the 21st Century."
- "Security of all forms especially cyber-security are significant growth areas . . . ."

- "The technology segments like business intelligence, cloud computing, eDiscovery, GIS and geospatial, non-relational database management systems, Smart Grid, SOA, unified communications and virtualization are expected to see double digit growth during 2013 – 2018."
- "The total annual U.S. Federal IT market is expected to surpass $93 billion by 2018 (Source: Market Research Media - U.S. Federal IT Market Forecast 2013-2018.)"
- "Spending on devices — smartphones, tablets and printers — has grown exponentially, which should not surprise anybody, and will continue to grow, Gartner said."

Please note that the above list is not meant to be complete. Additionally, for each factual statement in your prospectus, please identify the source of such information if it has not already been identified. To the extent any such assertions are management's belief, please clarify. Also, please advise whether any third-party reports or sources were commissioned by you, and if so, please disclose this fact in the prospectus.

Calculation of Registration Fee

7. We note that you rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of the anti-dilution provisions in the Bridge Bank warrants. The footnote as written appears to exceed the scope of Rule 416. Please revise the footnote to track the language of Rule 416, which provides for the registration of additional securities "being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions."

Outside Front Cover Page of Prospectus

8. Please disclose in the initial paragraph that this offering constitutes your initial public offering.

9. Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K require that you disclose the price at which the securities will be sold. Given the lack of an established market for your securities, please disclose the fixed price at which the selling shareholders will sell the shares covered by the prospectus. We will not object if you state that the securities will be sold at the disclosed fixed price until your shares are listed on a national securities exchange and thereafter at prevailing market prices or privately negotiated prices. Please make corresponding changes throughout the prospectus.

Risk Factors, page 6

10. Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Several of your current risk factor

subcaptions do not adequately describe the risk to investors. As examples, we note the following subcaptions:

- "The company competes with much larger companies";
- "Risks of fixed price government contracts";
- "Dependence on key personnel who do not have public company regulatory experience";
- "Sysorex Arabia is currently without contracts"; and
- "Our stock price may be volatile."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or circumstances facing the company or this offering.

Anti-Takeover, Limited Liability and Indemnification Provisions

"Some provisions of our articles of incorporation and by-laws may deter takeover attempts . . . ," page 15

11.   Please revise this risk factor to concisely describe the risk that affects the company or makes the offering speculative or risky. See Item 503(c) to Regulation S-K.

Forward Looking Statements, page 19

12.   Please remove the reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. The safe harbor for forward-looking statements provided by these sections does not apply to statements made in connection with an initial public offering. See Securities Act Section 27A(b)(2)(D) and Exchange Act Section 21E(b)(2)(D). Subparagraph (b)(1)(C) of Section 27A concerning statements in filings of penny stock issuers may also apply to your company.

Use of Proceeds, page 20

13.   You indicate on page 3 that you "expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes and partial payment for potential acquisitions." Please revise these disclosures to accurately and consistently describe your intended use of proceeds. Additionally, if the proceeds from the offering may be used to finance acquisitions of other businesses, the status of any negotiations with respect to an acquisition, and a brief description of such business, should be included to the extent that you reasonably determine that public disclosure of such information would not jeopardize the acquisition. Refer to Instruction 6 to Item 504 of Regulation S-K. Please revise or advise.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of
Equity Securities, page 20

14.   We note that you have filed a Registration Rights Agreement as Exhibit 10.3. Please
        disclose the number of shares entitled to registration rights and include a general
        discussion of the origin of the registration rights.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Overview, page 21

15.   Please expand this section to provide a balanced and meaningful discussion of known
        material trends and uncertainties that will have, or are reasonably likely to have, a
        material impact on your revenues or income or result in your liquidity decreasing or
        increasing in any material way. In this regard, we note the disclosure on page 14 that
        Sysorex Arabia has no contracts and the discussion on page 15 regarding the financial
        and operational challenges you have experienced in the last nine years. Your discussion
        of trends, challenges and uncertainties should provide insight into the extent to which
        reported financial information is indicative of future results. Please provide additional
        analysis concerning the quality and variability of your earnings and cash flows. Further,
        please discuss in reasonable detail any economic or industry-wide factors relevant to your
        company and any material opportunities, challenges and risks you may face in the short
        and long term and the actions you are taking to address them.

Liquidity and Capital Resources – Bridge Bank Financing Agreement, page 26

16.   Please revise to disclose the identity of the borrowers and the guarantor and the date on
        which the agreement was entered into. Please disclose the date on which the $4,175,000
        was disbursed and to what entities disbursements were made.

17.   Revise to describe the material terms of the agreement that may impact your liquidity, for
        example, we refer to the lockbox arrangement and the required transfer of your deposit
        accounts to your lender. Describe what impact these arrangements may have on your
        foreign subsidiaries.

Liquidity and Capital Resources – General, page 26

18.   We note your disclosure here and in the risk factor on page 9 that you will need to raise
        additional capital or alternative financing in 2013 or your will have to abandon your
        expansion plans and/or curtail operations. Revise this section to provide a
        comprehensive analytical discussion of your current and available capital resources and
        the extent to which they are sufficient to fund planned operations for a period of not less
        than twelve months from the date of the registration statement. To the extent you do not
        have sufficient resources to fund planned operations for the twelve-month period, state

the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity. Also disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

Business, page 28

19.   Please update your disclosure to discuss the types of contracts generally entered into with you customers. We note, for example only, your disclosure on page 31 that states that Sysorex Government Services, Inc. provides its IT solutions and services "through its various government contract vehicles including [your] GSA Schedule, SPAWAR, TEIS-III, SITE, and others." Your discussion should include, at minimum, a description of the material terms of such contracts. Also, we note the disclosure on page 7 that you derive a significant portion of your revenue from a small number of contracts. Please advise what consideration you have given to filing these contracts as exhibits to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

20.   We note your discussion in the risk factor on page 14 regarding your dependence on subcontractors and the bulleted list on page 33 that identifies you as a subcontractor for a number of prime contracts. Please expand your disclosure in the Business section to further describe your relationships with prime contractors (where you act as subcontractor) and with your subcontractors (where you act as prime contractor), including a discussion on how such relationships are typically governed.

Management, page 36

21.   For each director, on an individual basis, discuss the specific experience, qualifications, attributes, or skills that led the board to conclude that such person should serve as a director. See Item 401(e)(1) of Regulation S-K and for guidance, refer to Question 116.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Executive Compensation, page 40

22.   Please revise your disclosure to include the table and all other information required by Item 402(r) of Regulation S-K or tell us why such information is not required.

Certain Relationships and Related Transactions, And Director Independence, page 43

23.   We note your disclosure that there have been no transactions between the Company and any of its officers, directors or their family members. However, as of December 31, 2012, you had $1,829,141 of loans payable to related parties, which you describe in Note 7 to your interim financial statements on page F-12 and Note 6 to your audited financial

statements on page F-30. Please revise to disclose these related party transactions. Additionally, please note that for the purposes of Item 404(a) of Regulation S-K, related persons includes any persons described in both Instructions 1.a. and 1.b. to Item 404(a) of Regulation S-K; please ensure that your disclosure covers all such related persons. Further, tell us what consideration you have given to filing the documents governing these loans with related parties as exhibits to this registration statement, as required by Item 601(b)(10) of Regulation S-K.

24.   Please advise whether the "business partner" you identify in Note 7 to your audited financial statements on page F-30 is a related party. If so, update your disclosure in this section accordingly.

Selling Stockholders, page 44

25.   Please confirm that none of the selling shareholders is a broker-dealer. To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether each such affiliate acquired its shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person, to distribute the shares.

26.   Please provide all information required by Item 507 of Regulation S-K including the amount and percentage of securities held by the selling shareholders both before and after the offering. Further, provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling shareholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the shareholders, and the private placement agent, if any.

27.   Please disclose the person or persons who have sole or shared voting and/or investment power over the securities owned by Bridge Bank and Hanover Holdings I, LLC. See Item 507 of Regulation S-K and, for guidance, refer to Questions 140.01 and 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Description of Securities, page 45

28.   Please revise to describe the material terms of your outstanding warrants. See Item 202 of Regulation S-K.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 46

29.   This section appears inapplicable to your filing. See Item 510 of Regulation S-K. Please revise.

Financial Statements of Sysorex Global Holdings Corp.

General

30.   Update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Balance Sheets, page F-2

31.   Revise to separately identify material intangible asset classes.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-8

32.   We note that you are primarily a reseller of third-party manufactured products, maintenance and services. Please provide:

- The amount of revenue recognized in the quarter ended March 31, 2013 related to each of the following: the resale of software, hardware, third-party maintenance; time-and materials professional services contracts, fixed price service contracts and any other significant revenue type;
- The same information for both Sysorex and Lilien for each of the years presented in the audited financial statements included in your filing; and
- A quantification of the amount of revenue recognized in each of the periods above that arose as a result of customer contracts requiring the delivery of multiple elements.

33.   Tell us the amounts of third-party revenue that were recognized on a gross and a net basis and the costs associated with each category. Provide a complete analysis of all eleven indicators set forth in paragraphs 3 – 18 of ASC 605-45-45 for each revenue type. When describing your performance obligations under third-party maintenance service agreements, tell us whether the parties to such agreements are you and the end user, the end user and the OEM, or whether all three are parties to the maintenance agreements.

34.   Please tell us whether all of Lilien Systems' customer agreements are governed by the Standard Terms and Conditions of Sale for Goods and Third-Party Services located on

Lilien's website. If not, please describe and quantify the other contract types used and the frequency of such use.

<u>Note 4 – Acquisition of the Business of Lilien, page F-10</u>

35.   Please tell us how you considered the co-borrower relationship between Sysorex and Lilien in determining the amount of consideration to be paid to Lilien in the acquisition that closed on March 20, 2013. In this regard, we refer to the Business Financing Agreement entered into on March 15, 2013 and the disbursement of any advances from the line of credit. Provide us with an analysis of how you considered the co-borrower status and the use of proceeds in determining the fair value of the consideration to be exchanged in the acquisition.

36.   Please tell us how you determined the fair value of the shares of common stock and the guarantee issued as consideration to acquire Lilien. Provide the quoted market price of your shares as of the date the acquisition closed (e.g., March 20, 2013). We refer you to ASC 805-30-30-1 and 30-7. Further, clarify whether you are accounting for the guaranteed amount as contingent consideration. Your response should address ASC 805-30-25-5 to 25-6. In addition, tell us where the put option is classified. In this regard, we refer to the put option itself and not to the underlying guaranteed amount. Cite the accounting literature that supports your accounting.

37.   Tell us how you considered whether Lilien is a predecessor company since they were significant relative to your operations.

38.   With regard to the purchase price allocation, please identify the individual components that are included in the following line items and the fair value assigned to each. Where the asset or liability arises from a contractual relationship with a third-party, please describe the essential terms of each arrangement. Where the asset or liability will be amortized or depreciated, tell us and disclose the estimated term or useful life assigned to each.

- Other current assets
- Prepaid licenses/contracts
- Intangible assets
- Accrued expenses

39.   With regard to deferred revenue, please quantify the amounts that are current and non-current in nature. Further, tell us how much of the deferred revenue relates to third-party maintenance agreements and how much to services to be provided by Lilien. Describe and demonstrate quantitatively the method or methods by which the fair value of Lilien's deferred revenue liabilities was determined.

Note 6 – Intangible Assets, page F-12

40.   Revise to disclose the weighted-average amortization period and accumulated amortization by asset class and quantify total amortization expense for the period. Refer to ASC 350-30-50-2(a).

Note 11 – Line of Credit, page F-14

41.   Please revise to disclose all of the material terms of the Business Finance Agreement.

Note 17 – Foreign operations, page F-18

42.   Please tell us the amount of undistributed earnings of Sysorex Arabia and the amount of cash, cash equivalents, investments and deposits held by this foreign subsidiary.

Notes to Consolidated Financial Statements

Note 21 - Subsequent Events

Other, page F-41

43.   We note that you valued each of the 887,433 shares of common stock issued to Duroob Technology, Inc. at $2.00 per share "based upon the carrying value of the obligations which they satisfied." Reconcile the $1,774,866 owed to the $1,680,447 disclosed in the audited financial statements and explain why you would value these shares at a premium. In this regard, we note that the three share issuances that occurred on March 20, 2013, eleven days earlier, were valued at $1.00 per share.

Recent Sales of Unregistered Securities, page II-2

44.   We note that certain disclosure in this section is not consistent with information provided in your previously filed Forms D. For example only, you note three instances where Rule 504 was the exemption relied upon, however, each of the Forms D filed indicates that the offerings were made in reliance on Rule 506. Please revise or advise. Additionally, for each unregistered offering, provide a more detailed discussion of the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Exhibits

45.   Please file as an exhibit the employment agreement with Mr. Nadir Ali. Refer to Item 601(b)(10) of Regulation S-K.

46.   Please ensure that all exhibits are filed in their entirety, including any schedules or similar attachments. In this regard, it appears that Exhibit 2.1 may be missing certain schedules and exhibits.

Signatures

47.   Please ensure that Mr. Ali signs in both his capacity as principal executive officer and as a director.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 or me at (202) 551-3456 with any other questions. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-Mail
        Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP